CONSULTING AND NON-COMPETITION AGREEMENT

THIS AGREEMENT made effective December 15, 2002

BETWEEN:

SONIC ENVIRONMENTAL SOLUTIONS INC. a company incorporated under the laws of British Columbia, with business offices at 1778 West 2nd Avenue, Vancouver, British Columbia, V6J 1H6

(the "Company")

AND:

No. 348 SAIL VIEW VENTURES LTD.

(the "Consultant")

WHEREAS the Company wishes to retain the Consultant and the Consultant has agreed to provide financial accounting services to the Company and to act as its Chief Financial Officer;

NOW THEREFORE, in consideration of the mutual promises and covenants as hereinafter set forth, the parties hereto agree as follows:

1. TERM

1.1 Term for Services. The term for the provision of services by the Consultant to the Company will commence as of December 15, 2002 and will continue for one year from the effective date (the "Term"). The Term may be extended thereafter upon the mutual agreement of the parties.

1.2 Prior Agreements. This Agreement will continue in full force and effect during the Term unless earlier terminated in accordance with Section 6. This Agreement supersedes any prior employment or consulting arrangements or agreements between the Company and the Consultant, and the Consultant acknowledges that no money or severance is owed by the Company to the Consultant as of the date hereof for the previous services of the Consultant.

2. COMPENSATION

2.1 For services rendered by the Consultant pursuant to this Agreement the Company will pay the Consultant monthly consideration of $2,500 plus GST.

2.2 The Company will also grant to the Consultant 50,000 common share options exercisable at $0.50 per share for a period which ends on the earlier of the fifth anniversary hereof and 30 days after its termination.

3. DUTIES

3.1 The Consultant will provide accounting services including all book-keeping, preparation of quarterly reports and draft annual financials and auditor liaison services and other duties and assignments as may be from time to time determined by the Board of Directors of the Company.

3.2 Expenses. The Company will reimburse reasonable out-of-pocket business expenses incurred by the Consultant on behalf of the Company to the Consultant.

4. PART TIME SERVICES

4.1 The Consultant will devote regular part-time attention, energies and best efforts to the Company as may be reasonably required and may engage in other business activity as long as it does not unreasonably interfere with the duties of the Consultant hereunder.

5. TERMINATION

5.1 Termination With Cause. The Company may, at any time, without advance notice to the Consultant, or payment of any compensation in lieu of notice, forthwith terminate the services of the Consultant for cause. The term "cause" means (i) a persistent breach of this Agreement by the Consultant and the Consultant fails to cure the breach within thirty days following written notice by the Company; or (ii) the existence of factors such as malfeasance or gross negligence entitling the Company to terminate the Consultant at common law.

5.2 Termination Without Cause. The Company may at any time, upon 60 days advance notice to the Consultant, forthwith terminate the services of the Consultant other than for cause. In the case of termination other than for cause, all unvested options will immediately vest and the Company will be liable to pay the Consultant an amount equal to one-half his annual aggregate salary hereunder. This Agreement will terminate upon the death or disability (incapacity for not less than 120 days) of the Consultant, which termination will be deemed to be "other than for cause".

5.3 Termination by the Consultant. The Consultant may terminate the provision of his services under this Agreement on not less than 30 days' notice to the Company, in which case the obligations of the Company will be the same as though the services were terminated for cause.

5.4 Other Claims. The Consultant acknowledges and agrees that the notice and provisions for compensation on termination provided in this Section are fair and reasonable and agrees that upon any termination of the Consultant's services by the Company, or upon any termination of this Agreement by the Consultant, the Consultant will have no action, cause of action, claim or demand against the Company or any other person as a consequence of such termination.

5.5 Resignation. On termination hereof, Consultant shall resign from any office or directorship of the Company and any affiliate forthwith.

6. CONFIDENTIAL INFORMATION AND WORK PRODUCT

6.1 The Consultant will not, during the Term or at any time after the termination of his services by the Company, use for himself or others, divulge or convey to others, or aid or abet others to divulge or convey to others, any information, knowledge, data or property relating to the business of the Company, or any of their affiliates, including information relating to employees, customers or suppliers, and intellectual property in any way obtained by him during his association with the Company or in any way obtained by other employees of the Company, unless (i) such information, knowledge, data or property is properly in the public domain other than through a breach of this Agreement; (ii) the Consultant has received prior authorization by the Company or such use divulgence or conveyance is reasonably necessary in the course of the Consultant's duties; or (iii) required by law. All intellectual property and work product conceived or developed by the Consultant during the term hereof enures to the Company absolutely.

6.2 Notwithstanding anything else in this Agreement, it is expressly acknowledged and understood by the Consultant that all of the work product of the Consultant while employed by the Company (both before and after the date of this Agreement) shall belong to the Company absolutely and notwithstanding the generality of the foregoing, all patents, inventions, improvements, notes, documents, correspondence produced by the Consultant during the term of employment hereunder shall be the exclusive property of the Company. The Consultant further agrees to execute without delay or request for further consideration any necessary patent assignments, conveyance or other documents and assurances as may be necessary to transfer all rights to same to the Company. In the event of the termination of the Consultant for any reason hereunder, the Consultant shall promptly turn over to the Company all of the foregoing intellectual property which is evidenced by any physical documentation (whether written, digital, magnetic, electronic or otherwise) or any other of the Company's assets or property in his possession or under his control.

7. SURVIVAL OF COVENANTS

7.1 Except as otherwise specifically provided herein and notwithstanding the termination of the services of the Consultant or termination of this Agreement, the covenants, representations and warranties contained in Section 7 and Section 9 hereof will survive such termination and will continue in force and effect for the benefit of the Company for a time period unlimited in duration.

8. NON-COMPETITION COVENANTS OF THE EXECUTIVE

8.1 Definitions. In this Section:

"Business" means the business carried on by the Company and its affiliates relating to sonoprocessing;

"Competitive Business" means any business which is involved in the development or exploitation of sonoprocessing;

"Customer" means any person who has been a customer of the Company or its affiliates at any time within a period of one year prior to the date of termination or expiration of this Agreement;

"Restricted Area" means North America; and

"Restricted Period" means two years from the date of termination of this Agreement whether by expiry or voluntary or involuntary termination.

8.2 Non-Competition. The Consultant will not, during the Restricted Period and within the Restricted Area,

(a) directly or indirectly carry on, engage in or participate in, any Competitive Business either alone or in partnership or jointly or in conjunction with any other person;

(b) directly or indirectly assist (as principal, beneficiary, director, shareholder, partner, nominee, executor, trustee, agent, servant, employee, independent contractor, supplier, consultant, lender, guarantor, financier or in any other capacity whatever) any person to carry on, engage in or participate in, a Competitive Business; and

(c) have any direct or indirect interest or concern (as principal, beneficiary, director, shareholder, partner, nominee, executor, trustee, agent, servant, employee, consultant, independent contractor, supplier, creditor or in any other capacity whatever) in or with any person, if any part of the activities of such person consists of carrying on, engaging in or participating in a Competitive Business except holding securities of a public company constituting less than 10% of its outstanding share capital;

8.3 Non-Solicitation. During the Restricted Period and within the Restricted Area, the Consultant will not,

(a) directly or indirectly solicit any Customer;

(b) directly or indirectly assist (whether as principal, beneficiary, servant, director, shareholder, partner, nominee, executor, trustee, agent, employee, independent contractor, supplier, consultant, lender, financier or in any other capacity whatever) any person directly or indirectly to solicit any Customer; or

(c) have any direct or indirect interest or concern (be it as principal, beneficiary, director, shareholder, partner, nominee, executor, trustee, agent, servant, employee, consultant, independent contractor, supplier, creditor or in any other capacity whatever) in or with any person if any of the activities of which person consists of soliciting any Customer except holding securities of a public company constituting less than 10% of its outstanding share capital;

if such solicitation would, directly or indirectly, be intended to result in a sale of any product or service to such Customer and is directly or indirectly competitive or potentially competitive with any product or service then produced by the Business;.

8.4 Employees, etc. The Consultant will not:(a) during the Restricted Period, directly or indirectly, induce any individual who to his knowledge is then employed by the Company or the Parent, or any of their subsidiaries, to leave the employ of the Company or the Parent, or any of their subsidiaries without the prior written consent of the Company.

8.5 Covenants Reasonable. The Consultant agrees that,

(a) the covenants in this Agreement are reasonable in the circumstances and are necessary to protect the Company; and

(b) the breach by him of any of the provisions of this Agreement would cause serious and irreparable harm to the Company, the Parent, and their shareholders which could not adequately be compensated for in damages in the event of a breach by him of such provisions or an order of injunction being issued against him restraining him from any further breach of such provisions and agrees that such injunction may be issued against him without the necessity of an undertaking as to damages by the Company, the Parent, or their shareholders; the provisions of this section shall not be construed so as to be in derogation of any other remedy which the Company, the Parent or any of their shareholders may have in the event of such a breach.

8.6 Covenants Independent. The existence of any claim or cause of action of the Consultant against the Company, the Parent, or any of their shareholders will not constitute a defence to the enforcement by the Company, the Parent, or any of their shareholders of the provisions of this Agreement.

8.7 Invalidity. In the event that any term or provision of this Agreement shall, to any extent, be invalid or unenforceable, the remaining terms and provisions of this Agreement shall not be affected thereby and shall be valid and enforceable to the fullest extent permitted by law;.

8.8 Rights in Addition. The rights and remedies of the Company, the Parent, or any of their shareholders hereunder are in addition to and not in substitution for any other rights of remedies which they may have at any time against the Consultant, at law or in equity.

9. SUCCESSORS AND ASSIGNS

9.1 This Agreement will enure to the benefit of, and be binding upon, the parties hereto and their legal representatives, successors and permitted assigns except that no claims may be asserted by the legal representatives, successors and assignees of the Consultant in respect of compensation or other benefits for periods following the death or total incapacity of the Consultant other than those provided for in this Agreement.

10. NOTICES

10.1 Any notice required or permitted to be given under this Agreement will be deemed to have been duly given only if such notice is in writing and is delivered.

11. GOVERNING LAW

11.1 This Agreement is and will be deemed to be made in British Columbia and for all purposes will be governed exclusively by and construed and enforced in accordance with the laws prevailing in British Columbia, and the rights and remedies of the parties will be determined in accordance with those laws.

12. SEVERABILITY

12.1 If any provision of this Agreement is at any time unenforceable or invalid for any reason it will be severable from the remainder of this Agreement and, in its application at that time, this Agreement will be construed as though such provision was not contained herein and the remainder will continue in full force and effect and be construed as if this Agreement had been executed without the invalid or unenforceable provision.

13. INDEPENDENT LEGAL ADVICE

13.1 The parties hereto acknowledge that they have each received independent legal advice in relation to the terms and conditions of this Agreement.

14. LANGUAGE OF THE AGREEMENT

14.1 The parties hereto have agreed that they have required the present agreement to be drawn up in English. Les parties reconnaissent avoir exige la redaction en anglais de la presente convention.

IN WITNESS WHEREOF the parties hereto have duly executed and delivered this Agreement as of the day and year first above written.

SONIC ENVIRONMENTAL SOLUTIONS INC.

/s/ signed
Per:

NO. 348 SAIL VIEW VENTURES LTD.

/s/ signed
Per: